EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions)

			Nine Months
	Year Ended		Ended	Year Ended		Three Months Ended
	March 31,		December 31,	December 31,		March 31,
	2000	2001	2001	2002	2003	2003	2004
Earnings:
Income (loss) from continuing operations before provision for (benefit from) income taxes	$262.9	$(116.3)	$(40.5)	$(24.4)	$(14.3)	$(20.0)	$(16.5)
Interest expense	20.4	28.9	21.7	36.3	34.9	9.5	10.1
Interest imputed on rent	3.2	3.8	5.1	9.9	10.8	2.2	4.3

Total earnings	$286.5	$(83.6)	$(13.7)	$21.8	$31.4	$(8.3)	$(2.1)

Fixed Charges:
Interest expense	$20.4	$28.9	$21.7	$36.3	$34.9	$9.5	$10.1
Interest imputed on rent	3.2	3.8	5.1	9.9	10.8	2.2	4.3

Total fixed charges	$23.6	$32.7	$26.8	$46.2	$45.7	$11.7	$14.4

Ratio of earnings to fixed charges	12.14	(2.56)	(0.51)	0.47	0.69	(0.71)	(0.15)
Earnings were insufficient to cover fixed charges by:		$(116.3)	$(40.5)	$(24.4)	$(14.3)	$(20.0)	$(16.5)